EXHIBIT 12


                                TAMPA ELECTRIC COMPANY
                          RATIO OF EARNINGS TO FIXED CHARGES

               The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

          Year ended Dec. 31,          1993     1992   1991    1990   1989
                                    3.98x(1)   4.16x  3.66x   3.64x  3.67x

               For the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, deferred interest costs and preferred stock dividend requirements.

          __________________

          (1)Includes the effect of the non-recurring $10 million pre-tax charge associated with a coal pricing settlement as discussed in Note A on page 26. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the period ended Dec. 31, 1993.
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